Exhibit 99.21

MANAGEMENT INFORMATION CIRCULAR

NWT URANIUM CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2009

June 1, 2009

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE “INFORMATION CIRCULAR”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF NWT URANIUM CORP. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation. None of the directors of the Corporation have advised management in writing that they intend to oppose any action intended to be taken by management at the Meeting. Information contained herein is presented as of June 1, 2009, unless otherwise indicated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent of the Corporation, Equity Transfer and Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, not later than 9:00 a.m. (Toronto time) on June 26, 2009 or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.	by delivering another properly executed form of proxy bearing a later date and depositing it as described above;

2.	by depositing an instrument in writing revoking the proxy executed by him or her:

(a)

with Equity Transfer and Trust Company at any time not later than 9:00 a.m. (Toronto time) on June 26, 2009 (or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting);

	(b)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, as applicable; or

	(c)	in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY. Where there is no choice specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting.

At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares (the “Common Shares”). The holders of Common Shares are entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Corporation. As of May 11, 2009, the Corporation had outstanding 126,131,342 Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as the close of business on May 11, 2009. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of Common Shares on such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than the close of business on the tenth business day before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

As of the date hereof, to the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of Common Shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (an Intermediary includes, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of Meeting, this Information Circular and the proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non- Registered Holder and deposited with Equity Transfer and Trust Company; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names in the proxy and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2008, 2007 and 2006 in respect of the individuals who served, during the fiscal year ended December 31, 2008, as the Chief Executive Officer and the Chief Financial Officer (collectively, the “Named Executives”) of the Corporation. The Corporation had no other executive officers whose total salaries, bonuses and other compensation during the fiscal year ended December 31, 2008 exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Securities	Shares or
					Under	Units
					Option/	Subject
Name and				Other Annual	SARs	to Resale	LTIP	All Other
Principal	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Position	Ended	($)	($)	($)	(#)	($)	($)	($)
John P. Lynch,	Dec. 31/08	Nil	$40,000	$109,664(2)	2,200,000(3)	Nil	Nil	$58,731
President and	Dec. 31/07	Nil	Nil	Nil	200,000(4)	Nil	Nil	Nil
Chief Executive Officer(1)	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Marek J.	Dec. 31/08	Nil	Nil	$110,000(2)	200,000(6)	Nil	Nil	Nil
Kreczmer, former	Dec. 31/07	Nil	Nil	$202,719(2)	Nil	Nil	Nil	Nil
President and Chief Executive Officer(5)	Dec. 31/06	Nil	$12,500	$120,833(2)	250,000	Nil	Nil	$12,750
Raphael Y.	Dec. 31/08	$32,971	$5,000	Nil	500,000	Nil	Nil	Nil
Danon,	Dec. 31/07	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer(7)	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William D.	Dec 31/08	Nil	Nil	$61,495(2)	Nil	Nil	Nil	Nil
Thomas,	Dec. 31/07	Nil	Nil	$49,675(2)	250,000	Nil	Nil	Nil
former Chief Financial Officer(8)	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Mr. Lynch was appointed President and Chief Executive Officer of the Corporation effective June 16, 2008.
(2)	These amounts represent consulting fees.
(3)

Mr. Lynch was a member of the board of directors of Niger Uranium Limited during 2008. He was awarded stock options from Niger Uranium Limited as outlined in “INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS”.

(4)	These options were granted to Mr. Lynch in his capacity as a director of the Corporation.
(5)	Mr. Kreczmer ceased being an officer of the Corporation effective June 16, 2008.
(6)

Mr. Kreczmer was a member of the board of directors of Niger Uranium Limited during 2008. He was awarded stock options from Niger Uranium Limited as outlined in “INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS”.

(7)	Mr. Danon was appointed Chief Financial Officer of the Corporation effective July 29, 2008.
(8)	Mr. Thomas ceased being an officer of the Corporation effective July 29, 2008.

Option Grants

The following table provides details on stock options granted to the Named Executives during fiscal 2008:

				Market Value
				of Securities
				Underlying
		% of Total		Options on
	Securities Under	Options	Exercise or	the Date of
	Options Granted	Granted in	Base Price	Grant
Name	(#)(1)	Financial Year(2)	($/Security)	($/Security)	Expiration Date
John P. Lynch	2,200,000	50.6%	$0.15	$0.12	Aug. 15, 2013
Marek J. Kreczmer	200,000	4.6%	$0.15	$0.12	Aug. 15, 2013
Raphael Y. Danon	500,000	11.5%	$0.15	$0.12	Aug. 15, 2013
William D. Thomas	Nil	0%	N/A	N/A	N/A

Notes:

(1)	Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Common Share.
(2)	An aggregate of 4,350,000 options were granted by the Corporation to employees, directors, and officers and other service providers during fiscal 2008.

Aggregated Option Exercises and Financial Year End Values

The following table sets forth information concerning each exercise of options by the Named Executives during the most recently completed financial year of the Corporation, and the financial year-end value of unexercised options held by the Named Executives, on an aggregated basis.

					Value of Unexercised in-the-
			Unexercised Options/SARs at		Money Options/SARs at
	Securities	Aggregate	December 31, 2008		December 31, 2008
	Acquired on	Value	(#)		($) (1)
	Exercise	Realized
Name	#	$	Exercisable	Unexercisable	Exercisable	Unexercisable
John P. Lynch	Nil	Nil	2,325,000	75,000	Nil	Nil
Marek J. Kreczmer	Nil	Nil	200,000	Nil	Nil	Nil
Raphael Y. Danon	Nil	Nil	500,000	Nil	Nil	Nil
William D. Thomas	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(3)

The value of “in-the-money” options was calculated using the last traded price of the outstanding Common Shares on the TSX Venture Exchange on December 31, 2008 of $0.05 less the exercise price of “in-the-money” options. “In-the-money” options are options that can be exercised at a profit (i.e., the market value of the outstanding Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward repricing of stock options during the fiscal year ended December 31, 2008.

Compensation of Directors

The directors of the Corporation each receive an annual fee of $10,000 as compensation for their services as directors, as well as an additional fee of $1,000 for each meeting attended. In addition, the chairmen of each of the Audit and Compensation Committees of the board of directors receive an annual fee of $2,500, while the chairmen of all other committees of the board of directors receive an annual fee of $2,000. New directors of the Corporation are also entitled to receive an aggregate of 200,000 stock options pursuant to the stock option plan of the Corporation (the “Option Plan”).

Directors who are not officers of the Corporation are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged for such services by arm's length parties. Except as set forth in the following sentence, during the year ended December 31, 2008, no such compensation was paid to directors who are not officers of the Corporation. In connection with the extensive negotiation of the proposed transaction with Azimut Exploration Inc., an additional non-recurring $20,000 fee was paid to the three directors who remained on the board of directors during such time.

Directors are also eligible to participate in the Option Plan on an on-going basis. As of June 1, 2009, an aggregate of 10,100,000 stock options had been granted under the Option Plan, of which an aggregate of 5,970,000 stock options had been granted to directors. See “Securities Authorized for Issuance Under Equity Compensation Plans”.

Employment Contracts

On October 14, 2006, the Corporation entered into a consulting contract with Mr. Kreczmer, the former President and Chief Executive Officer of the Corporation, pursuant to which Mr. Kreczmer was paid a monthly management fee of $16,666.66. This agreement was terminated effective July 30, 2008.

On July 16, 2007, the Corporation entered into a consulting contract with Mr. Thomas, initially as Controller and, effective September 1, 2007, as the Chief Financial Officer of the Corporation, pursuant to which, Mr. Thomas was paid a per diem of $500 per day. This agreement was terminated effective July 30, 2008.

On July 29, 2008, the Corporation entered into an employment contract with Mr. Danon, the Chief Financial Officer of the Corporation, pursuant to which Mr. Danon is entitled to receive a base salary of $80,000 annually (subject to any increases, if any, as determined by the board of directors) and certain benefits. Under the agreement, Mr. Danon may receive, at the discretion of the board of directors, an annual bonus of between 20% and 400% of his base pay. The agreement may be terminated upon the provision of one month's written notice by Mr. Danon. In the event of a “change of control” (as such term is defined in the contract) of the Corporation or termination of the agreement by the Corporation without “just cause” (as such term is defined in the contract), Mr. Danon is entitled to receive a lump-sum payment in an amount equal to 1 times the annual base salary and the prior year's bonus or, if no bonus was paid in the prior year, a lump-sum payment in an amount equal to 2 times the annual base salary. In the event of such change of control or termination by the Corporation, all unvested options held by Mr. Danon will thereupon fully vest.

On August 15, 2008, the Corporation entered into a consulting contract with Reananaree Consulting Services (“RNC”) whereby the services of Mr. Lynch, the President and Chief Executive Officer of the Corporation, are made available to the Corporation. Pursuant to the contract, RNC is entitled to receive a monthly management fee of $16,666 (subject to any increases, if any, as determined by the board of directors) and certain other benefits. Under the agreement, RNC may receive, at the discretion of the board of directors, an annual bonus of between 100% and 400% of the annual management fee. The agreement may be terminated upon the provision of one month's written notice by RNC. In the event of a “change of control” (as such term is defined in the contract) of the Corporation or termination of the agreement by the Corporation without “just cause” (as such term is defined in the contract), RNC is entitled to receive a lump-sum termination payment in an amount equal to 1.5 times the annual management fee and the prior year's bonus or, if no bonus was paid in the prior year, a lump-sum payment in an amount equal to 2 times the annual management fee. In the event of such change of control or termination by the Corporation, all unvested options held by Mr. Lynch will thereupon fully vest. The contract contains non-competition and non-solicitation covenants of RNC and Mr. Lynch in favour of the Corporation for a period of 12 months following termination of the contract.

Directors' and Officers' Liability Insurance

The Corporation maintains liability insurance for the directors. The current policy of insurance came into effect June 21, 2008 and will remain in effect until June 21, 2009 and an aggregate premium of $24,700 has been paid by the Corporation. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $5,000,000. No claims have been made or paid under such policy to date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2008. As of December 31, 2008, the Option Plan was the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Number of securities
	Plan Category		remaining available for
	Number of securities to		future issuance under
	be issued upon exercise	Weighted-average	equity compensation
	of outstanding options,	exercise price of	plans (excluding
	warrants and rights	outstanding options,	securities reflected in
	(a)	warrants and rights	column (a))
Equity compensation plans approved by security holders	4,900,000	$0.23	7,713,134(1)
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	4,900,000	$0.23	7,713,134

Note:

(1)

Based upon 10% of the aggregate number of Common Shares issued and outstanding as of December 31, 2008.

Summary of Stock Option Plan

The shareholders of the Corporation approved the Option Plan on June 26, 2007 and re-confirmed such approval on June 18, 2008. The number of Common Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Common Shares issued and outstanding from time to time. As of June 1, 2009, an aggregate of 126,131,342 Common Shares are issued and outstanding. An aggregate of 10,100,000 options have been granted by the Corporation under the Option Plan to date and none of these options have been exercised leaving 2,513,134 options available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Common Shares as at June 1, 2009).

The purpose of the Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Option Plan within any one year period may not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, any other employee stock option plans or options for services is 10% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 10% of the aggregate number of issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 5% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any consultant under the Option Plan, any other employee stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any “investor relations person” under the Option Plan, any other employee stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis).

The exercise price of options issued may not be less than the market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
TO THE CORPORATION

No individual who is, or previously was, a director, executive officer, employee, proposed nominee as a director of the Corporation, or any of its subsidiaries, or any of their associates, is indebted to the Corporation or any subsidiary of the Corporation as of June 1, 2009, or has indebtedness owing to another entity that is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries, or was so indebted at any time since the beginning of the financial year of the Corporation ended December 31, 2008.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein and as set forth below, no informed person of the Corporation (within the meaning of applicable securities laws), no nominee for election as a director and no associate or affiliate thereof, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

On June 4, 2007, the Corporation announced that it had entered into a joint venture agreement with UraMin Inc. (“UraMin”) pursuant to which the Corporation and UraMin formed a new company, Niger Uranium Limited (“Niger Uranium”), to which they together contributed an aggregate of eight prospective uranium prospects in Niger. Pursuant to the asset purchase agreement governing this transaction, the Corporation received a 50% equity stake in Niger Uranium, a cash payment of $4,800,000 and a 3% net smelter royalty on production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions (which were the two properties contributed by the Corporation to Niger Uranium). Further, a placement was arranged which resulted in the Corporation owning 38.5% of the issued shares of Niger Uranium, Uramin shareholders holding 38.5% and the new placees holding 23% of Niger Uranium shares.

During the year ended December 31, 2007, a total of $576,133 was charged to Niger Uranium for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. As at December 31, 2008, this amount was repaid in full to the Corporation.

Mr. Lynch, the President and Chief Executive Officer and a director of the Corporation, is also a director of Niger Uranium. As of the date hereof, Mr. Lynch has received stock options to purchase 150,000 ordinary shares of Niger Uranium.

Mr. Danon, the Chief Financial Officer of the Corporation, is also a director of Niger Uranium. As of the date hereof, Mr. Danon has not received any stock options to purchase ordinary shares of Niger Uranium.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 (“MI 52-110”) requires the Corporation to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Corporation's audit committee is governed by an audit committee charter, the text of which is attached as Schedule “A” to this Information Circular.

Composition of the Audit Committee

The Corporation's audit committee is comprised of the entire Board of Directors. As defined in MI 52-110, each of the directors are considered to be “independent” other than Mr. Lynch who is not considered to be “independent” as the result of his role as President and Chief Executive Officer of the Corporation.

In order for directors to be appointed to the audit committee, they must demonstrate that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. In this regard, the board has determined that each member of the audit committee meets this criteria as each of Messrs., Lynch, Esterhuizen and Subotic is familiar with accounting principles, financial statements and financial reporting requirements as a result of their experience and education as set forth below.

Anton G. Esterhuizen

Mr. Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist renowned for his extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, which attracted major players to that country. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Tanzanian Royalty Exploration Corporation. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. (USA) for outstanding achievements in applied economic geology, one the world's most prestigious awards for exploration.

John P. Lynch

Mr. Lynch is a successful businessman with extensive expertise in corporate management and administration as well as experience in corporate governance. He has been a member of both private and publicly traded organizations, and has worked with several public companies in the resource sector in recent years. Currently President of a private company in Toronto, he is a former defensive back with the Canadian Football League's Ottawa Rough Riders.

David Subotic

Mr. Subotic is a former Vice President of Haywood Securities, an international firm specializing in the resource sector, where he helped raise more than $10 billion in financing for commodities and oil and gas companies. His background also includes work as an investment consultant, most recently as Vice President of Canada's Octagon Capital Corporation, a national full-service firm that provides services to institutional investors, issuing companies and retail clients. While with Octagon, Mr. Subotic helped raise more than US$2 billion in financing. He is currently Chief Executive Officer of Asian Coast Development Ltd., an international resort developer. Mr. Subotic has significant experience in the financing and structuring of companies in the resource sector.

Pre-Approval Policies and Procedures

In the event the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the chair of the audit committee, who shall have the authority to approve or disapprove on behalf of the audit committee, such non-audit services. All other permissible non-audit services shall be approved or disapproved by the audit committee as a whole.

Audit Fees

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the fiscal years ended December 31, 2008 and 2007 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007
Audit fees(1)	$56,650	$34,000
Audit-related fees(2)	Nil	$7,500
Tax advisory fees(3)	$3,000	$13,000
All other fees	Nil	Nil
Total	$59,650	$54,500

Notes:

(4)	Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the Corporation's statutory and regulatory filings.
(5)

Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(6)	Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

Exemption

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, as a “venture issuer”, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

CORPORATE GOVERNANCE

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 (“NI 58-101”) of the Canadian Securities Administrators requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

The Board of Directors

NI 58-101 defines an “independent” director as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is, in turn, defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgment. The Board is currently comprised of three members, the majority of which the Board has determined are “independent” within the meaning of NI 58-101.

Mr. Lynch is not considered to be independent as the result of his role as President and Chief Executive Officer of the Corporation.

Messrs. Esterhuizen and Subotic are each considered independent directors since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the beginning of the fiscal year ended December 31, 2008, neither of such persons has worked for the Corporation, received remuneration from the Corporation other than standard director fees or had material contracts with or material interests in the Corporation which could interfere with his ability to act with a view to the best interests of the Corporation.

The Board believes that it functions independently of management. To enhance its ability to act independent of management, the Board may meet in the absence of members of management and the non-independent director or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board did not hold any meetings of the independent directors in the absence of members of management and the non-independent director during the fiscal year ended December 31, 2008.

Directorships

Certain of the directors of the Corporation are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Anton G. Esterhuizen	Tanzanian Royalty Exploration Corp.
John P. Lynch	Hana Mining Ltd., Niger Uranium
David Subotic	None

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, sufficient information (such as recent annual reports, prospectuses, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with management on a regular basis. The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation.

Ethical Business Conduct

The Board monitors the ethical conduct of the Corporation and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.

The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The full Board performs the functions of a nominating committee with responsibility for the appointment and assessment of directors. The Board believes that this is a practical approach at this stage of the Corporation's development and given the small size of the Board.

While there are no specific criteria for Board membership, the Corporation attempts to attract and maintain directors with business knowledge and a particular knowledge of mineral exploration and development or other areas (such as finance) which provide knowledge which would assist in guiding the officers of the Corporation. As such, nominations tend to be the result of recruitment efforts by management of the Corporation and discussions among the directors prior to the consideration of the Board as a whole.

Compensation

The full Board performs the functions of a compensation committee. The Board believes that this is a practical approach at this stage of the Corporation's development and given the small size of the Board and the fact that it is comprised of a majority of independent directors.

The Board as a whole reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Board reflects the responsibilities, time commitments, and risks involved in being a responsible director. The directors of the Corporation receive annual fees for their service as directors, as well as additional fees for each meeting attended. All directors are also eligible to participate in the Option Plan. See “Compensation of Directors”.

In addition, the Board as a whole will review the compensation paid to the President and Chief Executive Officer of the Corporation and any other key executive officers of the Corporation. In reviewing such compensation, the Board evaluates the achievements of the executive officer against corporate goals and objectives, as well as overall corporate performance.

Other Board Committees

The Board currently has no committees other than the audit and compensation committees.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole and each of the individual directors, in order to determine whether each is functioning effectively.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements. The shareholders will receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008, together with the auditor's report thereon.

2.

Election of Directors. The articles of the Corporation provide that the board may consist of a minimum of one and a maximum of 20 directors, to be elected annually. At the Meeting, shareholders will be asked to elect three directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director of the Corporation holds office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Number of Voting
Securities
Beneficially Held,
Name and State/Province			Director	Directed or
of Residence	Position	Principal Occupation	Since	Controlled(1)
Anton G. Esterhuizen	Director	Exploration Geologist Managing Director,	May 2006	Nil
Craighall, South Africa		Pangea Exploration (Pty) Ltd.,
a mineral exploration company
John P. Lynch	President, Chief	President and Chief Executive	June 2007	2,008,000
Ontario, Canada	Executive Officer	Officer of the Corporation		Common Shares
and Director
David Subotic	Director	Chief Executive Officer,	July 2007	500,000
Ontario, Canada		Asian Coast Development Ltd.,		Common Shares
an international property developer Vice President, Haywood Securities

Notes:

(7)

The information as to voting securities beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually.

(8)	The full Board comprises the audit committee.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Cease Trade Orders or Bankruptcies

No Nominee is, as of the date of this Information Circular, or has been, within the 10 years prior to the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of said company.

Personal Bankruptcies

No Nominee has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

3.

Appointment of Auditors. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of MSCM LLP as auditors of the Corporation for the 2009 fiscal year, and to authorize the directors to fix their remuneration. MSCM LLP were first appointed as auditors of the Corporation as of December 3, 2008. Previously, McGovern, Hurley, Cunningham, LLP, Chartered Accountants, were the auditors of the Corporation.

The determination to change the auditor of the Corporation was not as a result of any reportable event, as that term is defined in Section 4.11 of National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. In accordance with NI 51-102, the reporting package, as that term is defined in NI 51-102, which is comprised of the notice of change of auditor of the Corporation and the response letter of each of McGovern, Hurley, Cunningham, LLP and MSCM LLP is attached to this Circular as Schedule “B”.

4.

Confirmation of Stock Option Plan. Shareholders are being asked to pass the following resolution re- approving and confirming the Option Plan, the particulars of which are described under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Summary of Stock Option Plan”), which was approved by shareholders of the Corporation on June 26, 2007 and June 18, 2008.

“RESOLVED THAT the rolling Stock Option Plan of the Corporation be re-approved and confirmed as required by the policies of the TSX Venture Exchange.”

In accordance with the policies of the TSX Venture Exchange, a rolling plan reserving a maximum of 10% of the number of issued and outstanding Common Shares at the time must be re-approved and confirmed by shareholders at each annual general meeting.

In order to be effective, the resolution must be passed by a majority of the votes of shareholders voting on it at the Meeting.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation's consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2008.

Shareholders wishing to obtain a copy of the Corporation's consolidated financial statements and management's discussion and analysis may contact the Corporation as follows:

NWT Uranium Corp.
70 York Street
Suite 1102
Toronto, Ontario
M5J 1S9
(416) 504-3978

DIRECTORS' APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Toronto, Ontario as of the 1st day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS (Signed) John P. Lynch John P. Lynch President and Chief Executive Officer

SCHEDULE “A”

Charter of the Audit Committee of the Board of Directors

I.

PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of NWT Uranium Corp. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee's primary duties and responsibilities are to:

  conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

  assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures

  +ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

  review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;

  select and monitor the independence and performance of the Corporation's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II.

AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III.

COMPOSITION AND MEETINGS

1.

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the TSX Venture Exchange, the Business Corporations Act (Ontario) and all applicable securities regulatory authorities.

2.

The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.	A majority of the members of the Committee shall be “independent” and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52-110).

4.

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV.

RESPONSIBILITIES

A.	Financial Accounting and Reporting Process and Internal Controls

1.

The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

	2.	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management's response.

3.

The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, management's discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.

The Committee shall review management's discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

5.

The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

6.

The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.	The Committee shall establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

B.	Independent Auditors

11.

The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

12.

The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

	13.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

	14.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

	15.	The Committee shall review the external auditors' audit plan, including the scope, procedures and timing of the audit.

	16.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

17.

The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

	18.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

	19.	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

	20.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

  The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

  The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

  The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

  Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

  The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

21.	The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

	(a)	bookkeeping or other services related to the Corporation's accounting records or financial statements;
	(b)	financial information systems design and implementation;
	(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
	(d)	actuarial services;
	(e)	internal audit outsourcing services;
	(f)	management functions;
	(g)	human resources;
	(h)	broker or dealer, investment adviser or investment banking services;
	(i)	legal services;
	(j)	expert services unrelated to the audit; and
	(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

22.

In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

23.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

NWT URANIUM CORP.

NOTICE OF CHANGE OF AUDITOR
(Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations)

To: McGovern, Hurley, Cunningham, LLP

Reference is made to your resignation as auditor of NWT Uranium Corp. (the “Corporation”) effective as of December 3, 2008 at the request of the board of directors of the Corporation.

Your resignation and the appointment of MSCM LLP as new auditors for the Corporation have been considered and approved by the audit committee of the board of directors of the Corporation and the board of directors of the Corporation.

There are no reservations in the auditor's reports on the Corporation's prior annual financial statements or any “reportable events” (as defined in Section 4.11 of National Instrument 51-102) that are relevant to this determination.

DATED as of this 3rd day of December, 2008.

NWT URANIUM CORP.

Per:	(Signed) Raphael Danon
Raphael Danon
Chief Financial Officer

January 2, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: NWT Uranium Corp. – Change of Auditor

We have read the notice of change of auditor of NWT Uranium Corp. dated December 3, 2008 and confirm our agreement, based on our knowledge at this date, with each statement contained in that notice.

Yours very truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

/s/ McGovern, Hurley Cunningham, LLP
Chartered Accountants
Licensed Public Accountants

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 - Fax: (416) 496-0125 - E-Mail: info@mhc-ca.com - Website: www.mhc-ca.com

701 Evans Avenue 8th Floor Toronto, Ontario Canada M9C 1A3	telephone: (416) 626-6000 facsimile: (416) 626-8650 email: info@mscm.ca website: www.mscm.ca

December 22, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

We have read the statements made by NWT Uranium Corp. in the Change of Auditor Notice dated December 3, 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated December 3, 2008.

Yours very truly,

/s/ MSCM LLP
MSCM LLP
Toronto, Canada